Filed Pursuant to Rule 433

Registration No. 333-185656

January 28, 2014

NEWS RELEASE

North American Palladium Provides Update on Proposed Financing

All figures are in Canadian dollars except where noted.

Toronto, Ontario, January 28, 2014 – North American Palladium Ltd. (“NAP” or the “Company”) (TSX: PDL) (NYSE MKT: PAL) is pleased to provide an update on its previously announced proposed public offering of securities (the “Offering”), including an amendment to the terms and expected closing schedule. The Company also highlighted some recent developments that are described in the prospectus supplement that was filed today, which includes preliminary and unaudited financial information for the year ended December 31, 2013 currently available to NAP as of the date of the final prospectus supplement.

Financing Update

The Company has amended the terms of its previously announced proposed Offering of up to $75 million principal amount of 7.5% convertible unsecured subordinated debentures in two tranches (including warrants). The amendments include, among other things, an increase in the size of the first tranche of the Offering from $30 million to up to $32 million (with the second tranche targeted to raise up to $43 million); the addition of warrants to the first tranche; and the inclusion of full ratchet/anti-dilution provisions in the warrants in both tranches and the second tranche debentures (subject to TSX, NYSE MKT and disinterested shareholder approval).

There can be no assurance that the Offering will close when anticipated or at all, or that the terms will not change.

The anticipated conversion price of the C$32 million first tranche convertible debentures is C$0.724, and the expected exercise price of the first tranche warrants (the exercise of which remains subject to disinterested shareholder approval) is C$0.869 (both of which are subject to adjustment under certain circumstances).

It is anticipated that the first tranche will close on or around January 30, 2014. As required by the TSX, the second tranche of the Offering (as well as the exercise of the warrants issued in the first tranche) is subject to disinterested shareholder approval. The Company expects to hold a shareholder meeting on or around March 18, 2014, or on such other date as the Company determines. The completion of each tranche of the Offering is subject to the approval of the TSX, NYSE MKT, all other necessary regulatory approvals and the settlement of definitive documentation, among other conditions. If approved by shareholders, the Company expects to close the second tranche of the Offering on or around March 30, 2014.

The Company has filed a final base shelf prospectus and a final prospectus supplement with the securities regulatory authorities in each of the provinces of Canada and a prospectus supplement and registration statement (including a base prospectus) and a final prospectus supplement with the U.S. Securities and Exchange Commission (“SEC”) for the Offering. The offering in Canada will be made only by the base shelf prospectus and the final prospectus supplement. Before you invest, you should read the base shelf prospectus, the registration statement and the prospectus supplement and other documents the Company has filed with the securities regulatory authorities in Canada and the SEC for more complete information about the Company and this Offering. You may get these documents for free by visiting SEDAR at www.sedar.com or EDGAR at www.sec.gov. Alternatively, the lead agent (Edgecrest Capital Corporation) can arrange to send you the Offering documents if you so request by calling toll-free 1 (877) 257-7366 at 70 York Street, Suite 1500, Toronto, Ontario, M5J 1S9.

Recent Developments

The Company also wishes to highlight the following recent developments which are discussed in the final prospectus supplement, mainly pertaining to the Company’s operations and financial condition.

On a preliminary and unaudited basis, and subject to change, based on the information currently available to NAP as of the date of the final prospectus supplement, the Company anticipates the following results for the 2013 fiscal year end:

•	Capital expenditures are expected to total approximately $116 million (excluding capitalized interest), of which approximately $92 million was spent on the LDI Phase I of the mine expansion, approximately $17 million on the tailings management facility, and approximately $7 million on other capital expenditures;

•	Production is expected to total approximately 135,000 ounces of payable palladium for fiscal 2013, at a cash cost per ounce of approximately US$560 (net of by-product revenue);

•	Excluding the effect of the term debt becoming classified as a current liability (described below), the working capital deficit as at December 31, 2013 is expected to be approximately $2 million, which incorporates approximately $49 million in accounts payable, $18 million under the credit facility and $9 million in cash and cash equivalents. However, the $179 million term debt became classified as a current liability under IFRS as at December 31, 2013 as a result of a construction lien that was placed on the LDI mine and, accordingly, the working capital deficit is expected to be approximately $181 million as at December 31, 2013. The Company has obtained formal waivers and the initial event of default has been cured;

•	$30 million of the Company’s US$60 million credit facility was available and fully utilized as at December 31, 2013; and

•	NAP previously disclosed that it expected to record a non-cash loss of approximately $14.5 million in the fourth quarter of 2013 related to the accounting treatment of the amendment to the Brookfield debt. However, due to a review of the accounting requirements, the Company no longer expects to incur this loss.

To date in January, operations continue to make good progress ramping up production, with underground mining currently averaging approximately 3,125 tonnes per day (consistent with the Company’s operating guidance).

Looking ahead to 2014, before working capital changes, the Company expects to generate positive cash flow from operations at LDI. After including working capital changes in 2014, the expected cash flow from operations is expected to be negative, primarily as a result of an expected decrease in accounts payable as the Company transitions away from intensive construction activity and an expected increase in accounts receivable as production ramps up. The Company is required to begin paying cash interest on the Brookfield debt before the end of the second quarter of 2015, which would reduce interest rates to 15% per annum from the current 19% annual rate.

As a result of the Company’s ongoing review of its development strategy, management currently believes that continued development of the LDI mine at depth will be critical to satisfying NAP’s financial obligations and for its long-term profitability. As per the 2014 guidance, the Company intends to conduct more diamond drilling at depth and commission technical studies to determine the economic viability and capital costs related to pursuing the Phase II expansion. The technical studies will investigate deepening the shaft and developing the mine at depth, the potential of alternative mining methods, and several lateral development opportunities. Based on management’s preliminary internal review and estimates to date, it is apparent that significant additional capital expenditures will be required to expand the mine at depth, and that additional financing will be required starting in 2015 (even if the Offering of both tranches of securities are completed for aggregate proceeds of $70 million).

Although the Company believes that the proceeds of the proposed Offering would be sufficient to fund the Company’s activities for the next 12 months (assuming that both tranches are completed for proceeds of not less than $70 million), there can be no assurance that such financings will be completed in a timely manner, or that alternative financing will be available on acceptable terms, if at all. Failure to obtain necessary financing in the near future may force NAP to pursue strategic alternatives, which may include, among other things, a recapitalization of its debt.

About North American Palladium

NAP is an established precious metals producer that has been operating its Lac des Iles mine (“LDI”) located in Ontario, Canada since 1993. LDI is one of only two primary producers of palladium in the world, offering investors leverage to the rising price of palladium. The Company’s shares trade on the NYSE MKT under the symbol PAL and on the TSX under the symbol PDL.

For further information please contact:

Camilla Bartosiewicz

Director, Investor Relations and Corporate Communications

Telephone: 416-360-7374

Email: Camilla@nap.com

Cautionary Statement on Forward-Looking Information

Certain information contained in this news release constitutes ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. All statements other than statements of historical fact are forward-looking statements. The words ‘will’, ‘expect’, ‘would’, ‘could’, ‘estimate’ and similar expressions identify forward-looking statements. Forward-looking statements in this news release include, without limitation: the use of proceeds, information pertaining to the Company’s strategy, plans or future financial or operating performance, such as the Company’s LDI mine expansion, timelines, production plans, projected expenditures, operating cost estimates and other statements that express management’s expectations or estimates of future performance. The Company cautions the reader that such forward-looking statements involve known and unknown risk factors that may cause the actual results to be materially different from those expressed or implied by the forward-looking statements. Such risk factors include, but are not limited to: the risk that the Offering may not be completed, the risk that the Company may not be able to obtain sufficient financing to fund its current needs including for operating expenditures and for capital expenditures required to continue the LDI mine expansion, the risk that the Company will not be able to meet its financial obligations as they become due, the possibility that metal prices and foreign exchange rates may fluctuate, inherent risks associated with exploration, mining and processing, the possibility that the LDI mine may not perform as planned, and risks related to the availability of skilled labour. For more details on these and other risk factors see the Company’s prospectus supplement relating to the Offering on file with the SEC and Canadian provincial securities regulatory authorities.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions contained in this news release, which may prove to be incorrect, include, but are not limited to: that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business, that metal prices and exchange rates between the Canadian and United States dollar will be consistent with the Company’s expectations, that there will be no material delays affecting operations or the timing of ongoing development projects, including commissioning the shaft, and that prices for key mining and construction supplies will remain consistent with the Company’s expectations. The forward-looking statements are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.